Viva International, Inc.

954 Business Park Drive, Suite #4

Traverse City, MI. 49686

(231) 946-4343

October 12, 2005

United States

Securities and Exchange Commission

Washington, D. D. 20546

RE: Viva International, Inc., Form 10-KSB for the Fiscal Year Ended December 31, 2004 & 10-QSB for the Quarter Ended June 30, 2005, File #000-30440

Dear Sirs & Madams:

I have reviewed your August 30, 2005 comments resulting from the review of our Corporate filings and accordingly am responding as referenced below.

Prior to my official response and for the record, I acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

According, my responses are as follows:

Form 10-KSB for the Year Ended December 31, 2004

Going Concern

In my opinion, management has commented in the MD&A regarding sources of liquidity and its opinion of the capital requirements necessary and its ability to attract sufficient capital to execute the Corporate business plan. Essentially, the sources of liquidity have been in place for the past 2 and ¾ years and have thus provided financial support and commitments to maintain on ongoing pursuit of evolving our Company from a stage development company to our initial operations. Management has also indicated its concerns about its ability to continue as a going concern without ongoing financial support or its ability to attract a modest amount of capital to execute its business plan. I firmly believe that management’s past discussion and disclosures pertaining to going concern and liquidity have been adequate. However, I do concur that the discussions can be expanded in future filings and accordingly, I will plan on making this modification.

Sales and Spin-off of Inactive Subsidiaries

On or about January 15th of 2003, Viva Airlines, Inc.(a private company) reverse merged into The Auxer Group (subsequently renamed Viva International, Inc.) via an exchange of stock. Pursuant to the reverse merger, Harvey Westbury Corporation was spun out to the former CEO and President of Auxer in exchange for a settlement of debts due this former officer for monies advanced and/or payrolls earned but unpaid.

None of the remaining subsidiaries (Hardyston Distributors, Universal Filtrations Industries and CT Industries) were active. All of these subsidiaries had liabilities but virtually no assets. The liabilities were not being serviced nor were they subject to any interest or carrying costs.

By spinning out Harvey Westbury Corporation (which was the only active subsidiary at the time of its spin), The Auxer Group (subsequently renamed Viva International, Inc.) became, as was its intent, an airline holding company. Subsequently, and since on or about January 15th of 2003 through the present all of the operating expenses and costs of operating have been entirely related to the development of the airline holding company and its related subsidiaries.

Accordingly, I am of the opinion that the former subsidiaries (except for the first 15 days of January 15th, 2003) have not had ongoing operations nor have they had cash flows. There was no income or loss for non-airline related operations.

Any write down, adjustment of/or recognition of gains or losses resulting from the Harvey Westbury Corporation that was spun off in 2003 were recognized during that year. At no point after the reverse merger of Viva Airlines, Inc. into The Auxer Group were there any reportable transactions from non-airline related operations.

In my opinion, all of the amounts reported during the periods under review were correctly identified as from current airline operations and/or assets and that there is no identifiable recognition of any costs, overhead, interest or impairment of assets associated with discontinued operations.

Business-Fulfillment

The options available to our Company for obtaining and utilizing aircraft are widespread and are not, as such, limited to a “dry lease”.

Our Company did not begin its operations until 2005 and albeit have been on a very limited basis. During the first quarter of 2005, the Company began operating a single 9 passenger aircraft through its Puerto Rican subsidiary, Eastern Caribbean Airlines Corporation. Our flights have been operated on a chartered and scheduled chartered basis and fuel has been provided to us on an open line of credit.

Because of the Company’s limited operations (activity), the adequacy of fuel and its affordability have not been problems. Charter pricing and fare structures have been adjusted to absorb the cost and volatility of fuel and accordingly, no discussion or disclosure of fuel has been made.

As the scope of operations increases, I can see the importance of disclosing or addressing fuel as it relates to our subsidiary operations and accordingly, will expand our disclosures pursuant to this item. At present, our aviation subsidiary interests are in San Juan, Puerto Rico (Eastern Caribbean Airlines Corporation) and Santo Domingo, Dominican Republic (Viva Air Dominicana S.A.). Viva Air Dominicana S.A. as required by Dominican law is owned 51% by native citizens and 49% by Viva International, Inc. although for all intents and purposes it is under the control of Viva International, Inc. A recognized Dominican Republic entity has the capability of acquiring jet fuel from Caracas, Venezuela (a Country unfriendly to the U. S. and U. S. related interests) on extremely favorable economic terms as compared to the costs of fuel that United States based air carriers must absorb. Notwithstanding, the government of the Dominican Republic is asking Viva Air Dominicana S.A. to provide air flights from Santo Domingo to Caracas on a 7 day per week twice daily basis. Obviously, our acceptance and implementation of such service would further enhance our opportunities for securing jet fuel supplies on a favorable basis.

Consolidated Balance Sheet

In your review, you have challenged the reliability and objectivity of valuation as it pertains to the stock exchange agreement whereby Viva Airlines, Inc. was reversed/absorbed into The Auxer Group, Inc. (renamed Viva International, Inc.).

The numbers that you have used for shares as well as for value of common stock in your discussion were previously adjusted in the financial statements to reflect a 1 for 800 reverse split that occurred during 2003.

There is no doubt that Viva Airlines, Inc.(which became the only active subsidiary of The Auxer Group (renamed Viva International, Inc.) was a development stage company.

Further, continuance as a development stage company was expected. The operating license and inherent rights and the costs of developing same are significant and whether they are recognized or not as an asset (costs expensed as incurred) are incumbent to operating in such a highly regulated industry such as an airline. Additionally, the efforts of the founders of Viva Airlines, Inc. were able to obtain significant economic rights and approvals to operate various air traffic routes so as to add definitive value to the licensing.

The founders of Viva Airlines, Inc. were significantly experienced in airline operations as they included a charter airline operator/executive, a ground handling firm/executive, a former pilot and organizer of private air carriers, and a former chief financial officer of a an aircraft repair and modification facility.

It should be noted and considered that at the time of the stock exchange agreement that The Auxer Group, Inc. was in default of a convertible note or debenture having been in existence for a period greater than 2 years and that a secondary class of stock (preferred) existed that provided for a conversion to common on a 10 to 1 basis and was protected via a non-dilutive clause.

Within a period that I estimate to be less than 60 days after the stock exchange agreement, the holders of the defaulted convertible note or debenture began converting the debt to common shares and began selling off their holdings in the market.

In connection with the 2003 annual audit of the Company, I obtained an appraisal of the value of the airline operating certification, licensing and economic rights. This appraisal as obtained by a recognized industry expert placed the value of these intangibles (taken as a whole) to be $4.5 million. Accordingly, the licensing and economic rights, et al, were adjusted to $4.5 million.

It should be noted, that in connection with the 2004 annual audit of the Company, the carrying value of the licensing and economic rights, et al, were again subjected to appraisal. The results of this second appraisal indicated values greater than $4.5 million existed and accordingly, the asset continued to be carried at $4.5 million.

In my opinion, there was substantial basis for determining the value of the intangible asset (licensing, et al) at the time of the exchange and that subsequent industry expert appraisals have affirmed that the carrying value of this asset on the Company’s books is fair and reasonable at December 2003 and 2004.

The existence of a defaulted note or debenture on the Company’s books and a second class of stock (preferred) with non-dilutive conversion features and the subsequent historical transactions involving the note and the preferred leave considerable doubt that the transferor’s stock ownership was so significant as to have retained a substantial indirect interest in the asset. The net result of the defaulted debenture caused substantial numbers of shares to be issued over a period of several months in 2003. As a result, the Company made a 1 for 800 reverse split of its common shares in 2003.

I believe that the determination of value was reasonable and that all the subsequent events and circumstances support the continued existence of value (as adjusted) in the Company’s financial statements.

Accordingly, I do not believe that a revision of the financial statements is warranted.

Accounts Receivable

The accounts receivable, pursuant to various agreements related to the sale and spin off of inactive subsidiaries, were recorded at the values as contained in the agreements.

All of the agreements originated in 2004 and were designed to provide for a spin out to an unrelated party. They would further provide for a dollar amount of payment to ensure that recorded liabilities could be settled and liquidated. Additionally, each of the agreements indicated that these spun out entities were to commence towards a plan to become public companies. Also, the Company was to receive an equity interest in the newly created public entities that was to be passed on to its shareholders of record as of the applicable times governing said agreements. Pursuant to the agreements, the earliest of which was dated in May or June of 2004 and the latest of which was dated as of December 31, 2004, indications of the retention of counsel and engagement of accountants to begin the accumulation of documents and commencement of filings were undertaken. At December 31, 2004 confirmations were obtained from these 3rd parties evidencing that they were in concurrence, without exception, with the balances as recorded in our books. The Company was satisfied that as of December 31, 2004 that the agreements were binding and enforceable and that there were no disagreements as to the amounts to be paid under the various agreements and that the actions of the unrelated parties indicated compliance with the intentions of each of the entities pursuing the plan to become public entities. Accordingly, at December 31, 2004, no reserves against recovery of the receivables were considered necessary.

Subsequently, at June 30, 2005, it was management’s opinion that two of the spin outs may be in jeopardy of being completed as provided for in the various agreements. Therefore, management made the decision to reserve against the potential future recovery of the receivables relating to two of the spin outs. Management continues to believe the remaining spin out covered under agreement is proceeding as planned and that no reserve against the receivable from this agreement is necessary.

Other

I have noted your comments. I have not agreed that any restatement of the financial statements as previously issued is necessary.

For Form 10-QSB for the Quarter Ended June 30, 2005

Consolidated Balance Sheet

During the present year, the Company has formed a new subsidiary known as Eastern Caribbean Airlines Corporation which is based in Puerto Rico. Eastern Caribbean Airlines acquired Cool Tours, Inc. d/b/a San Juan Aviation. Cool Tours, Inc. was a licensed FAR 135 Air Carrier and as such has authority to do charter flights operations.

The Cool Tours, Inc. acquisition essentially provided for the acquisition of assets and the assumption of debt or liabilities. The difference between debts and liabilities assumed and assets received was consideration for the license.

The prior paragraph completes our responses to your comments. I have reviewed these responses further and believe them to be complete and thorough.

Should you have further questions or I can be or further assistance, please contact me.

Sincerely,

/s/ Robert J. Scott

Chief Financial Officer